September 10, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:  Margaret Schwartz and Tim Buchmiller

Re:	Tristar Acquisition I Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 3, 2021
File No. 333-255009

Dear Ms. Schwartz and Mr. Buchmiller:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Tristar Acquisition I Corp. (“Tristar” or the “Company”), by your letter dated September 10, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Tristar will file Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”) reflecting the Commission’s requested disclosure edits.

Summary

The Offering, page 15

Comment 1. Please revise to explain how the interests of the anchor investors may differ from other public stockholders with respect to a vote on an initial business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page 24 of the Amendment.

Risk Factors, page 40

Comment 2: On page 40 you state: “In the event that the anchor investors purchase the units that they have expressed an interest in purchasing in this offering, hold them until prior to our initial business combination and vote their public shares in favor of our initial business combination, a smaller portion of affirmative votes from other public shareholders would be required to approve our initial business combination.” Please revise page 40 and elsewhere to state explicitly that it is possible that the non-anchor investor public shareholders would not be able to impact the outcome of the approval of the initial business combination in this situation or any other matter presented for a shareholder vote.

Margaret Schwartz

Tim Buchmiller

September 10, 2021

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page 42 of the Amendment.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 3: We note that your auditor has opined on the financial statements as of June 30, 2021 and the period from March 5, 2021 (inception) through June 30, 2021. However, the opinion provided by your auditor is dated April 2, 2021 prior to the date of the most recent balance sheet, your June 30, 2021 financial statements beginning of page F-3 are each labelled as “unaudited” and the consent filed in Exhibit 23.1 does not identify the June 30, 2021 audited period. Please amend the filing to correct these inconsistencies.

Response: In response to the Staff’s comment, the auditor has revised its report. Please see page F-2 of the Amendment. We are filing as Exhibit 23.1 an updated consent of the auditor.

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If you have any questions regarding the matters discussed above, please contact me at (650) 833-2015 or via email at curtis.mo@us.dlapiper.com.

Sincerely,

/s/  Curtis Mo

Curtis L. Mo

cc:	William M. Mounger II
Jeffrey C. Selman

Enclosures